UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number 001-42672

ALLIED GOLD CORPORATION

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Royal Bank Plaza, North Tower

200 Bay Street, Suite 2200

Toronto, Ontario

M5J 2J3

Tel: 1-833-363-4435

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIED GOLD CORPORATION

Date: October 16, 2025	By:	/s/ Sofia Tsakos
Sofia Tsakos
Chief Legal Officer and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release dated October 16, 2025